EXHIBIT 21

SUBSIDIARIES OF MARINE PRODUCTS CORPORATION

NAME	STATE OF INCORPORATION

Chaparral Boats, Inc.	Georgia

Chaparral Marine, Inc.	Georgia

Robalo Boats, LLC	Georgia

Marine Products Investment Company, LLC	Delaware

Anchor Assurance Company, Inc.	North Carolina